SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 2, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	___	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	___	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

City of Buenos Aires, October 1, 2008

To the
Comisión Nacional de Valores
25 de mayo 175, 3rd. Floor
City of Buenos Aires

Re.: Banco Macro S.A. Reports Relevant Event in Compliance with Section 2, Chapter XXI of Book 6 of the Rules of the Comisión Nacional de Valores.

Dear Sirs,

In my capacity as attorney-in-fact for Banco Macro S.A. (the "Bank") and in compliance with Section 2, Chapter XXI of Book 6 of the Comisión Nacional de Valores’ Rules (General Resolution Number 368 - as consolidated in 2001), I hereby inform the National Securities Exchange Commission (the Comisión Nacional de Valores or “CNV”) that the Board of Directors of the Bank has decided to extend the term during which the Bank may acquire shares issued by it, amend the price range of certain shares issued by the Bank and increase the maximum number of shares that may be acquired.

This decision has been adopted in view of the current international macroeconomic context and the fluctuations in the domestic and international capital markets, which resulted in a fall in share prices for local companies, including the price of Bank shares.

Likewise, the terms and conditions for the acquisition of shares issued by the Bank are as follows:

1.	Maximum amount of the investment: Up to Ps$. 360,000,000.
2.
Maximum number of shares to be acquired: Up to 60,000,000 ordinary, book entry, Class B shares with a par value of Ps$. 1 (one Argentine Peso) each and entitled to 1 (one) vote per share, (the “Shares”), in the form of shares or American Depositary Shares or ADS representing 10 shares each, which amount does not exceed the limitation of 10% of the Bank’s capital stock, as established by applicable Argentine laws and regulations.

3.	Payable price: Between Ps$. 4.00 per Share and up to Ps$. 6.00 per Share.
4.	Term for the acquisition: 30 additional calendar days as from October 5, subject to any renewal or extension, which shall be duly and timely informed to the public.

I hereby inform the CNV that, under the above mentioned terms and conditions, to date the Bank has acquired a total of 47,566,000 Shares, (representing 6.95% of the Bank’s capital stock) for an amount of Ps. 279,947,714, with an outstanding balance of Ps. 80,052,286.

Finally, I hereby remind the general public that, in accordance with applicable regulations, the Bank may acquire on a daily basis shares for up to 25% of the mean daily traded volume of the Bank’s shares during the ninety days prior to the acquisition.

In case of any doubt or inquiry, please contact me

Sincerely,

/s/ Luis Cerolini
Luis Cerolini
Director

City of Buenos Aires, October 1, 2008

To the
Comisión Nacional de Valores
25 de mayo 175, 3rd. Floor
City of Buenos Aires

Re.: Banco Macro S.A. Reports Relevant Event in Compliance with Section 2, Chapter XXI of Book 6 of the Rules of the Comisión Nacional de Valores.

Dear Sirs,

In my capacity as attorney-in-fact for Banco Macro S.A. (the "Bank") and in compliance with Section 2, Chapter XXI of Book 6 of the Comisión Nacional de Valores’ Rules (General Resolution Number 368 - as consolidated in 2001), I hereby inform the National Securities Exchange Commission (the Comisión Nacional de Valores or “CNV”) that -pursuant to Section 93 of the Buenos Aires Stock Exchange’s rules- the Board of Directors of the Bank has resolved to request to such Entity its prior authorization in order to reduce the Bank's suscribed and paid-in capital stock in an amount of up to Ps. 60,000,000, representing 60,000,000 Class B shares, with a face value of $1 (one Argentine peso) each and the right to one vote per share, or the lower amount of its own shares that the Bank has purchased pursuant to the subsequent repurchases it has been carrying out in accordance with Section 68 of Decree 677/2001 until the last business day immediately preceding the call for the Shareholders' Meeting to discuss said reduction in capital stock.

In case of any doubt or inquiry, please contact me

Sincerely,

/s/ Luis Cerolini
Luis Cerolini
Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 2, 2008

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director